Room 4561

December 14, 2006

Richard Deranleau
Chief Financial Officer
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110

Re: Brocade Communications Systems, Inc.
        Form 10-K for the fiscal year ended October 29, 2005
        Filed January 19, 2006
        Forms 8-K
        Filed on May 18, 2006 and August 17, 2006
        File No. 000-25601

Dear Mr. Deranleau:

        We have completed our review of your Form 10-K and related filings, and do not, at this time, have any further comments.

                        Sincerely,

                        Craig Wilson
                        Senior Assistant Chief Accountant